Mail Stop 4561

October 12, 2006

By U.S. Mail and Facsimile to (504) 310-7322

Mr. Anthony J. Restel
Chief Financial Officer
IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

> **Re:** **IBERIABANK Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 000-25756**

Dear Mr. Restel:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Assistant Chief Accountant